                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC  20549

                                   FORM 11-K



                 /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended December 31, 1993

                                       or

             / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

            for the transition period from __________ to __________.

                         Commission File No.:  33-37791

            A.  Full title of the plan and the address of the plan,
               if different from that of the issuer named below:


                        CAMBREX CORPORATION SAVINGS PLAN


           B. Name of issuer of the securities held pursuant to the the plan and the address of its principal executive office:



                              CAMBREX CORPORATION
                             ONE MEADOWLANDS PLAZA
                       EAST RUTHERFORD, NEW JERSEY  07073

                              REQUIRED INFORMATION



(A)      FINANCIAL STATEMENTS FOR THE PLAN


                 Independent auditors' report


                 Statement of Net Assets available for Plan Benefits at December 31, 1993


                 Statement of Net Assets available for Plan Benefits at December 31, 1992


                 Statement of Changes in Net Assets available for Plan Benefits for the year ended December 31, 1993


                 Statement of Changes in Net Assets available for Plan Benefits for the year ended December 31, 1992


                 Notes to financial statements


                 Schedule 1 - Schedule of Assets Held for Investment Purposes

                 Schedule 2 - Schedule of 5% Reportable Transactions

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        Cambrex Corporation Savings Plan



Date  December 28, 1994                 /s/ Peter Tracey
      -----------------                 ---------------------------------
                                        Peter Tracey
                                        Member
                                        Administration Committee

[COOPERS & LYBRAND LOGO]



                        CAMBREX CORPORATION SAVINGS PLAN


                              Financial Statements

                           December 31, 1993 and 1992

                        CAMBREX CORPORATION SAVINGS PLAN

                                     INDEX



                                                                      Page No.
                                                                      --------

Report of Independent Accountants                                        1

Financial Statements:

    Statement of Net Assets Available for Plan Benefits
         as of December 31, 1993                                         2

    Statement of Net Assets Available for Plan Benefits
         as of December 31, 1992                                         3

    Statement of Changes in Net Assets Available for Plan
         Benefits for the year ended December 31, 1993                   4

    Statement of Changes in Net Assets Available for Plan
         Benefits for the year ended December 31, 1992                   5

Notes to Financial Statements                                           6-11


Supplemental Schedules:

    Schedule 1 - Item 27(a) - Schedule of Assets Held for
         Investment Purposes                                             12

    Schedule 2 - Item 27(d) - Schedule of 5% Reportable
         Transactions                                                    13

[COOPERS & LYBRAND LETTERHEAD]


                      REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors of
    Cambrex Corporation:

We have audited the accompanying statement of net assets available for benefits of The Cambrex Corporation Savings Plan (the "Plan") as of December 31, 1993 and 1992, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        /s/ Coopers & Lybrand L.L.P.
                                        ----------------------------
                                        COOPERS & LYBRAND L.L.P.

Parsippany, New Jersey
August 31, 1994

                      CAMBREX  CORPORATION  SAVINGS  PLAN

              Statement of Net Assets Available for Plan Benefits

                     For the Year Ended December 31, 1993





                                                              Travelers       Cambrex                   Growth        Asset
                                               Total Funds      G.I.C.         Stock      Magellan     & Income      Manager
                                               -----------    ---------       -------     --------     --------      -------
 Assets:
  Investments:
    Participation in Fidelity
      Investments                              $25,697,323    3,548,476     7,016,613    2,762,578    5,080,326    4,887,612

Other:
  Employer contributions
    receivable                                         149                        149
  Employee loans receivable                        776,240
                                               -----------    ---------     ---------    ---------    ---------    ---------
                                                26,473,712    3,548,476     7,016,762    2,762,578    5,080,326    4,887,612

Liabilities:
  Employee excess contributions payable              4,317                        119        1,527        1,395        1,254

                                               -----------    ---------     ---------    ---------    ---------    ---------
    Net assets available for plan benefits     $26,469,395    3,548,476     7,016,643    2,761,051    5,078,931    4,886,358
                                               ===========    =========     =========    =========    =========    =========

Number of units outstanding                                   3,548,476       501,904       38,992      228,638      317,377
                                                              =========       =======       ======      =======      =======
Net asset value per unit                                          $1.00        $13.98       $70.85       $22.22       $15.40
                                                                  =====        ======       ======       ======       ======


                                                   Gov't        Short &
                                                 Money Mkt    IntermGov't         Loans
                                                 ---------    -----------         -----
 Assets:
  Investments:
    Participation in Fidelity
      Investments                                1,879,322        522,396

Other:
  Employer contributions
    receivable
  Employee loans receivable                                                     776,240
                                                 ---------        -------       -------
                                                 1,879,322        522,396       776,240

Liabilities:
  Employee excess contributions payable                 22

                                                 ---------        -------       -------
    Net assets available for plan benefits       1,879,300        522,396       776,240
                                                 =========        =======       =======

Number of units outstanding                      1,879,322         52,874
                                                 =========         ======
Net asset value per unit                             $1.00          $9.88
                                                     =====          =====




  The accompanying notes are an integral part of these financial statements.

                      CAMBREX  CORPORATION  SAVINGS  PLAN

              Statement of Net Assets Available for Plan Benefits

                      For the Year Ended December 31, 1992


                                                              Travelers      Cambrex                   Growth         Asset
                                               Total Funds     G.I.C.         Stock    Magellan       & Income       Manager
                                               -----------    ---------      -------   --------       --------       -------
 Assets:
  Investments:
    Participation in Fidelity Investments      $18,675,841    7,061,554    4,395,403     40,623      3,203,219     2,926,186


Other:
  Employee contributions receivable                    555
  Employer contributions receivable                    340                       340
  Employee loans receivable                        406,221
                                               -----------    ---------    ---------     ------      ---------     ---------
                                                19,082,957    7,061,554    4,395,743     40,623      3,203,219     2,926,186

Liabilities:
  Employee excess contributions payable                524                                                 228           228
  Employer excess contributions payable                202                       202
                                               -----------    ---------    ---------     ------      ---------     ---------
    Net assets available for plan benefits     $19,082,231    7,061,554    4,395,541     40,623      3,202,991     2,925,958
                                               ===========    =========    =========     ======      =========     =========


Number of units outstanding                                   7,061,554      375,687        645        162,506       218,845
                                                              =========      =======        ===        =======       =======
Net asset value per unit                                          $1.00       $11.70     $63.01         $19.71        $13.37
                                                                  =====       ======     ======         ======        ======

                                                 Gov't        Short &
                                               Money Mkt    IntermGov't        Loans
                                               ---------    -----------        -----
 Assets:
  Investments:
    Participation in Fidelity Investments      1,025,853         23,003


Other:
  Employee contributions receivable                  555
  Employer contributions receivable
  Employee loans receivable                                                  406,221
                                               ---------         ------      -------
                                               1,026,408         23,003      406,221

Liabilities:
  Employee excess contributions payable               68
  Employer excess contributions payable
                                               ---------         ------      -------
    Net assets available for plan benefits     1,026,340         23,003      406,221
                                               =========         ======      =======

Number of units outstanding                    1,026,340          2,321
                                               =========          =====

Net asset value per unit                           $1.00          $9.91
                                                   =====          =====


  The accompanying notes are an integral part of these financial statements.


                                                CAMBREX  CORPORATION  SAVINGS  PLAN

                                  Statement of Changes in Net Assets Available for Plan Benefits

                                               For the Year Ended December 31, 1993




                                                                         Fidelity   Investments
                                       --------------------------------------------------------------------------------------------
                                                                                                                 Short &
                                        Travelers    Cambrex                   Growth      Asset       Gov't       Int.
                         Total Funds     G.I.C.       Stock      Magellan     & Income    Manager    Money Mkt    Gov't      Loan
                         -----------   ----------   ---------   ---------    ---------   ---------   ---------   -------   --------
ADDITIONS

Contributions:
  Employee               $ 2,564,021                  285,774     314,498      660,936     506,511     750,972    45,329
  Rollovers                1,078,876                  110,946     380,144      230,506     199,235      97,538    60,507
  Employer                 1,431,639                1,431,639
                         -----------   ----------   ---------   ---------    ---------   ---------   ---------   -------
    Total Contributions    5,074,536                1,828,359     694,642      891,442     705,746     848,510   105,836

Net Appreciation
  (Depreciation)
  in the fair value of
  Investments              2,069,066                  962,341      78,376      474,216     558,707          (3)   (4,570)
Interest & Dividends       1,152,641      327,285                 199,287      275,316     297,276      35,492    17,985
Loan Interest                 58,656                   14,261       4,811        9,918      10,167      18,496     1,003

Loan issuances                            (80,797)    (21,633)    (72,597)    (171,946)   (128,488)    (70,913)   (4,127)   550,500
Loan repayments                                        49,708      38,643       39,942      44,613         162     2,925   (175,993)
Forfeiture usage              (9,789)      (3,680)     18,534         261      (15,176)     (8,920)       (807)
Transfer among funds                   (3,411,894)    (89,402)  1,794,236      548,463     692,885      83,994   381,718
                         -----------   ----------   ---------   ---------    ---------   ---------   ---------   -------   --------
      TOTAL ADDITIONS      8,345,110   (3,169,086)  2,762,168   2,737,659    2,052,175   2,171,986     914,931   500,770    374,507
                         -----------   ----------   ---------   ---------    ---------   ---------   ---------   -------   --------
DEDUCTIONS:

Participants'
  withdrawals               (957,946)    (343,993)   (141,066)    (17,230)    (176,234)   (211,586)    (61,971)   (1,378)    (4,488)
                         -----------   ----------   ---------   ---------    ---------   ---------   ---------   -------   --------

      NET ADDITIONS        7,387,164   (3,513,079)  2,621,102   2,720,429    1,875,941   1,960,400     852,960   499,392    370,019

Net assets available
  for plan benefits at
  beginning of year       19,082,231    7,061,554   4,395,541      40,623    3,202,991   2,925,958   1,026,340    23,003    406,221
                         -----------   ----------   ---------   ---------    ---------   ---------   ---------   -------   --------
Net assets available
  for plan benefits at
  end of year            $26,469,395    3,548,475   7,016,643   2,761,052    5,078,932   4,886,358   1,879,300   522,395    776,240
                         ===========   ==========   =========   =========    =========   =========   =========   =======   ========



                            The accompanying notes are an integral part of these financial statements.

                                                  CAMBREX  CORPORATION  SAVINGS  PLAN

                                     Statement of Changes in Net Assets Available for Plan Benefits

                                                  For the Year Ended December 31, 1992

                                                                                    Fidelity Investments
                                                             ------------------------------------------------------------------
                                                             Travelers    Cambrex              Growth       Asset     Gov't
                                               Total Funds     G.I.C.      Stock    Magellan   & Income     Manager   Money Mkt
                                               -----------   ---------  ---------   --------   ---------  ---------   ---------
ADDITIONS:
Contributions:
  Employee                                     $ 1,956,875                 77,786        131     178,449    140,323     383,920
  Rollovers                                      2,162,372                132,413     39,872     741,251    532,952     544,279
  Employer                                       1,147,159                448,695
                                               -----------   ---------  ---------     ------   ---------  ---------   ---------
     Total Contributions                         5,266,406                658,894     40,003     919,700    673,275     928,199

Net Appreciation (Depreciation) in               1,694,163                517,004       (371)    123,161    (27,402)
  the fair value of Investments
Interest & Dividends                               969,209     200,554                   991      53,582    133,265       5,410
Loan Interest                                       34,970                                                               12,649

Loan issuances
Loan repayments                                                                                                          80,082
Transfer among funds                                         6,861,000  3,219,643              2,106,548  2,146,820

        TOTAL ADDITIONS                          7,964,748   7,061,554  4,395,541     40,623   3,202,991  2,925,958   1,026,340
                                               -----------   ---------  ---------     ------   ---------  ---------   ---------
DEDUCTIONS:
Participants' withdrawals                       (1,790,911)
                                               -----------   ---------  ---------     ------   ---------  ---------   ---------

        NET ADDITIONS                            6,173,837   7,061,554  4,395,541     40,623   3,202,991  2,925,958   1,026,340

Net assets available for plan benefits at
  beginning of year                             12,908,394
                                               -----------   ---------  ---------     ------   ---------  ---------   ---------
Net assets available for plan benefits at
  end of year                                  $19,082,231   7,061,554  4,395,541     40,623   3,202,991  2,925,958   1,026,340
                                               ===========   =========  =========     ======   =========  =========   =========

                                               Fidelity
                                             Investments           State Street Bank & Trust Company
                                             -----------  ----------------------------------------------------
                                               Short &      Murphy       Sterling     Travelers       Cambrex
                                              Int.Gov't     Capital      Advisors       G.I.C.         Stock        Loan
                                             -----------  ----------    ----------    ----------    ----------    --------
ADDITIONS:
Contributions:
  Employee                                                   155,547       117,900       810,251        92,568
  Rollovers                                     22,977         7,359        55,265        74,389        11,615
  Employer                                                                                             698,464
                                                ------    ----------    ----------    ----------    ----------    --------
     Total Contributions                        22,977       162,906       173,165       884,640       802,647

Net Appreciation (Depreciation) in                 (42)      (60,101)      (12,038)                  1,153,952
  the fair value of Investments
Interest & Dividends                                68        32,068        71,983       427,377        43,911
Loan Interest                                                  2,689         2,579        16,543           510

Loan issuances                                               (33,647)      (65,826)      (76,027)                  175,500
Loan repayments                                               19,823        21,724        66,569         1,061    (189,259)
Transfer among funds                                      (1,685,615)   (1,645,453)   (7,917,358)   (3,085,585)

        TOTAL ADDITIONS                         23,003    (1,561,877)   (1,453,866)   (6,598,256)   (1,083,504)    (13,759)
                                                ------    ----------    ----------    ----------    ----------    --------
DEDUCTIONS:
Participants' withdrawals                                   (231,302)     (205,332)   (1,012,204)     (342,073)
                                                ------    ----------    ----------    ----------    ----------    --------

        NET ADDITIONS                           23,003    (1,793,179)   (1,659,198)   (7,610,460)   (1,425,577)    (13,759)

Net assets available for plan benefits at
 beginning of year                                         1,793,179     1,659,198     7,610,460     1,425,577     419,980
                                                ------    ----------    ----------    ----------    ----------    --------
Net assets available for plan benefits at
  end of year                                   23,003                                                             406,221
                                                ======    ==========    ==========    ==========    ==========    ========

                       The accompanying notes are an integral part of these financial statements.

                        CAMBREX CORPORATION SAVINGS PLAN

                       Notes to the Financial Statements


(1) DESCRIPTION OF PLAN

      The following brief description of the Cambrex Corporation
      Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

      (A) GENERAL

          The Plan is a defined contribution plan to provide all employees of Cambrex Corporation (the "Company") and its subsidiaries a vehicle to accumulate savings.

          As of September 1, 1992, Fidelity Investments replaced State Street Bank & Trust Company as the Trustee. All the assets were transferred from State Street Bank & Trust Company to Fidelity Investments by September 10, 1992, except for small amounts to meet payments in process. The Travelers Fixed Income G.I.C. fund was frozen on December 31, 1992 and is being liquidated over a 5 year period.

      (B) ELIGIBILITY FOR PARTICIPATION

          Each employee who was a participant in a previous plan shall continue as a participant under the provisions of the Plan as of the Effective Date. All other employees, unless covered under a collective bargaining agreement which does not permit participation in the Plan or is a temporary or part-time employee scheduled to work less than 20 hours per week, are eligible to participate in the Plan on the first of the month following completion of thirty consecutive days of service.

      (C) CONTRIBUTIONS

          A participant may elect to make, through payroll deduction, contributions in whole percentages of at least 1%, and not more than 12% of his compensation on a before-tax or after-tax basis. Participant contributions may not exceed the legal limit. The Company matches 100% of the employee's contribution based on the first 3% of his compensation; 50% of the contribution based on the succeeding 3%; and no match with respect to contributions in excess of 6%. All Company matching is made in Company stock. During 1993 and 1992, the Company match was made in treasury shares. Active participants who are covered by a collective bargaining agreement to which the Company is a party are not entitled to matching employer contributions unless the collective bargaining agreement specifically provides otherwise.

          During 1993 and 1992, the Company contributions were made out of current net income.

                        CAMBREX CORPORATION SAVINGS PLAN

(1) DESCRIPTION OF PLAN: CONTINUED

     (D) VESTING

              A participant's interest in the employee contributions to the Plan shall always be fully and immediately vested. A participant interest in matching employer contributions shall be vested at a rate of twenty percent (20%) for each year of service completed. If not already fully vested under the preceding basis, a participant shall be 100% vested in his matching employer contributions upon normal retirement date, permanent disability, or death. At the time of termination, any unvested employer contributions are applied to a forfeiture account within the Plan. These forfeited Company contributions are accumulated in a forfeiture account until a sufficient balance is available to reduce subsequent Company contributions. Forfeitures for 1993 and 1992 were $33,766 and $28,051, respectively, of which $9,786 was used during 1993 to satisfy employer contributions.

     (E) WITHDRAWALS DURING EMPLOYMENT

              A contributing participant may make withdrawals from the vested portion of his after-tax account balance prior to his termination of employment by filing a written request with the Plan Administration Committee. Contributions are available only as provided by IRS regulation. To expedite the transfer of assets between trustees, withdrawals were prohibited between September 1, 1992 and December 31, 1992.

     (F) DISTRIBUTION OF BENEFITS OTHER THAN WITHDRAWALS

              A participant, upon termination of employment for reasons other than retirement, death or disability, shall receive all vested amounts in his account balances in all investment funds in the form of a lump sum payment, in quarterly installments for not less than five (5) years, or an annuity contract. Provided the vested amount for distribution is in excess of $3,500, such participant must elect to receive a distribution of benefit prior to the first anniversary of his severance date or at age 65.

     (G) DEATH, DISABILITY OR RETIREMENT

              If a participant's termination of employment is due to death, disability or retirement, all amounts credited to his account are payable in one lump sum to him or his designated beneficiary.

     (H) LOANS

              The loan fund consists of loans to participants which are subject to certain restrictions. The amounts borrowed are transferred from the Funds on a proportional basis. On a monthly basis, repayments of principal and interest are transferred to the investment funds. The interest rate on loans is currently 6.5%. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as updated from time to time.

                        CAMBREX CORPORATION SAVINGS PLAN

(1) DESCRIPTION OF PLAN: CONTINUED

       (I) PLAN TERMINATION

           Although the Company has not expressed any intention to do so, the Company has the right under the Plan to temporarily or permanently discontinue its employer contributions to the Plan or to terminate or partially terminate the Plan at any time subject to the provisions set forth by ERISA.

           In the event of, and upon, the Company's termination or partial termination of the Plan or complete discontinuance of contributions, the interest in the portion of each participant's account balance attributable to employer contributions shall become fully vested.

           Unless the Company's Board of Directors deems otherwise, termination of the Plan shall not accelerate any such payments for the benefit of the participants or their beneficiaries, but the assets shall continue to be held for distribution and application in the manner prescribed by the Board.

(2) SIGNIFICANT ACCOUNTING POLICIES

    The financial statements of the Plan have been prepared on the accrual basis of accounting.

    (A) NET APPRECIATION (DEPRECIATION)

        The Plan presents in the "Statement of Changes in Net Assets" the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

    (B) PLAN EXPENSES

        Expenses of the Plan consist of fees charged by the Trustee and miscellaneous administrative costs. All administrative expenses incurred by the Plan are paid by the Company.

    (C) CONTRIBUTIONS

        Contributions to the Plan are recognized when authorized by the Plan sponsor.

    (D) FEDERAL INCOME TAXES

        The Internal Revenue Service has issued a determination letter stating that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from Federal income taxes. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and therefore, tax-exempt as of the financial statement date.

                        CAMBREX CORPORATION SAVINGS PLAN

(2) SIGNIFICANT ACCOUNTING POLICIES: CONTINUED

    (E) CONCENTRATIONS OF CREDIT RISK

        The Plan's investments are self-directed by the participants in a Trust managed by Fidelity Investments. As of December 31, 1993, 14% of the investments are in Travelers Life Insurance guaranteed investment contracts and 27% of the investments are in the Cambrex Corporation Common Stock Fund. The remaining 59% represents marketable securities in various industries.

        As of December 31, 1993 and 1992, a significant portion of the Plan's assets were invested in Guaranteed Investment Contracts ("GICs"). The risk associated with GICs and their realizable value is dependent upon the financial stability of the issuing entity and its ability to fulfill the terms of the contracts.

        In the opinion of management, the assets of the Plan are diversified to such an extent that credit risk is minimized.

(3) INVESTMENT IN FIDELITY INVESTMENTS

    The assets of the Plan are invested by the participants in several funds at Fidelity Investments. The funds currently available to participants are: Fidelity Growth & Income Portfolio, Fidelity Asset Manager, Fidelity Government Money Market Portfolio, Fidelity Magellan Fund, Fidelity Short & Intermediate Government Portfolio, and the Cambrex Stock Fund. Fidelity Growth & Income Portfolio seeks long term growth and a reasonable level of current income by investing in companies which offer growth potential while paying current dividends. Fidelity Asset Manager seeks high total return and reduced risk over the long term by allocating its assets among stocks, bonds, and short-term fixed income instruments. Fidelity Government Money Market Portfolio seeks as high a level of current income as is consistent with the preservation of capital and liquidity by investing in obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, and in money market instruments maturing in 397 days or less. Fidelity Magellan Fund is a large, diversified portfolio of common stocks and convertible securities seeking long-term growth of capital. Fidelity Institutional Short-Intermediate Government Portfolio seeks to provide a high level of current income in a manner consistent with preserving principal by exclusively investing in obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities.

    The number of participants in each fund as of December 31, 1993 were:

        Fidelity Growth & Income Portfolio                    501
        Fidelity Asset Manager                                425
        Fidelity Government Money Market Portfolio            384
        Fidelity Magellan Fund                                336
        Fidelity Short & Intermediate Government Portfolio     75
        Cambrex Stock Fund                                    728
        Travelers' GIC Fund                                   355

                        CAMBREX CORPORATION SAVINGS PLAN

(3) INVESTMENT IN FIDELITY INVESTMENTS: CONTINUED

    Calculations of the portion of the total fund to be allocated to the Plan have been made by Fidelity Investments (the "Trustee"). The assets held by each fund are described in the prospectus of the fund which are available to the Plan participants. Each fund offers different investment opportunities from assets consisting of cash and short-term investments, corporate bonds, common stocks, preferred stocks, and government securities. Securities traded on a national securities exchange are valued at the last reported sales price of the day. Securities traded on the over-the-counter market are valued at the last reported bid price. Purchase and sale of securities are reflected on a trade date basis with the gain or loss recognized on the sale of securities being based on the average cost. Each fund has its own investment managers who exercise discretionary authority concerning investment vehicles within the fund.

    The net investment gain includes interest and dividend income, net gains or losses realized upon disposition of investments at fair value, and net unrealized appreciation or depreciation of investments. investment income and gains and losses have been allocated (monthly at State Street prior to 9/1/92 and daily at Fidelity thereafter) in proportion to the market values of the respective plans' adjusted for contribution and distributions.

(4) INVESTMENT IN TRAVELERS FIXED INCOME G.I.C.

    The investment in The Travelers' Guaranteed Investment Contract is valued at the contract rate. As of December 31, 1992, the Company has discontinued to offer the Travelers Fixed Income G.I.C. as an investment alternative. As part of the discontinuance provisions of the contract, a minimum of 20% per year is to be transferred out of the travelers G.I.C. and is available for investment into the funds based upon the employees current election options. The first transfer was made on March 1, 1993.

(5) RELATED PARTY TRANSACTIONS

    The fund invests in Cambrex Corporation common stock and maintains 3-4% liquidity. Employee contributions are used to buy units in the fund. The employer matching contribution is made in stock issued by Cambrex at the average of the high & low trading price on the day of contribution. All other transactions of Cambrex Corporation common shares are traded on the AMEX. Withdrawal from the Cambrex Stock Fund for transfer to another investment fund is restricted to the employee contributions, dividends, interest and appreciation thereon. These Plan transactions are permitted under the Plan provisions and are specifically exempt from any ERISA "Party in Interest" regulations.

                        CAMBREX CORPORATION SAVINGS PLAN

(6) INVESTMENT IN CAMBREX CORPORATION MASTER TRUST

    Through September 1, 1992, the Plan assets were maintained in the Cambrex Corporation Master Trust (the Trust). The investment funds which were available to participants were: MURPHY CAPITAL, an equity growth fund managed by Murphy Capital Management, Inc.; STERLING ADVISORS, an equity and fixed income balanced fund managed by Sterling Advisors, a division of Gruntal and Company, Inc.; Travelers G.I.C, the Travelers Fixed Income Guaranteed Investment Contract; CAMBREX STOCK-EE, Cambrex Corporation Common Stock purchased with employee contributions; CAMBREX STOCK-ER, Cambrex Corporation Common Stock employer match fund. The Trust contained assets of several plans sponsored by the Company. Calculations of the portion of total trust fund assets to be allocated to the Plan were made by State Street Bank and Trust Company, as trustee. Investment income and gains and losses were allocated in proportion to the market values of the respective plans adjusted for contributions and payments. The trustee and investment managers exercised discretionary authority concerning investments.

    At December 31, 1992, the Plan had no participation in the Trust.

    Interest and dividend income were recognized when earned, security transactions were recognized on the trade date, contributions were recognized when received, and benefits and expenses were recognized when paid. Investments in securities were stated at current value, which approximated current fair market value, as determined by the trustees.

    The investment income of the Trust for the year ended December 31, 1992 was as follows:

                                                                                 1992
                                                                                 ----


          Net realized gain from sales of investments                         $  932,642
          Net change in unrealized (depreciation)/appreciation of assets         106,605
          Dividends and interest                                               1,142,590
                                                                              ----------
             Total Investment Income                                          $2,181,837
                                                                              ==========

          Participation by the Plan in investment income of the Trust         $1,657,152
                                                                              ==========

                                                                      Schedule 1

                        CAMBREX CORPORATION SAVINGS PLAN

          Item 27(a)- Schedule of Assets Held for Investment Purposes

                               December 31, 1993





Description of Assets/Investment                           Units           Cost         Fair Value
- --------------------------------                           -----           ----         ----------

INVESTMENTS MANAGED BY FIDELITY INVESTMENTS:

      Travelers GIC Fund                                 3,548,476     $ 3,548,476    $ 3,548,476

      Cambrex Stock Fund                                   501,904       4,619,771      7,016,613

      Fidelity Magellan Fund                                38,992       2,700,107      2,762,578

      Fidelity Growth & Income Portfolio                   228,638       4,555,416      5,080,326

      Fidelity Asset Manager                               317,377       4,402,937      4,887,612

      Fidelity Retirement Money Market Portfolio         1,879,322       1,879,322      1,879,322

      Short-Intermediate Government Portfolio               52,874         527,036        522,396
                                                                       -----------    -----------
                                                                       $22,233,065    $25,697,323

Participant Loans (Lowest & highest interest                               776,240    $   776,240
rates were 6.5% and 11.0% respectively)                                -----------    -----------
                                                                       $23,009,305    $26,473,563
                                                                       ===========    ===========

                                                                      Schedule 2

                        CAMBREX CORPORATION SAVINGS PLAN

               Item 27(d)- Schedule of 5% Reportable Transactions

                               December 31, 1993


                                                   Acquisitions                 Dispositions
                                              ----------------------       ----------------------
                                                Number of                   Number of
Description of Assets/Investment              Transactions      Cost       Transactions  Proceeds
- --------------------------------              ------------      ----       ------------  --------
INVESTMENTS MANAGED BY
    FIDELITY INVESTMENTS:

    Travelers GIC Fund                                                          21     $3,722,486
    FMTC US Gov't Reserve                          36     $5,724,637           157      5,882,318
    Cambrex Stock Fund                            144      2,123,497           115        464,646
    Fidelity Magellan Fund                        178      2,936,362            38        293,001
    Fidelity Growth & Income Portfolio            170      2,284,316            93        881,628
    Fidelity Asset Manager                        170      2,385,144            89        982,602
    Fidelity Retirement Money Market Portfolio    169      2,216,896           145      1,350,690